David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

December 28, 2022

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Trust’s post-effective amendment no. 355, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 356, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Cambiar Aggressive Value ETF (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Cambiar Investors, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comment

1.	Comment. Please confirm the shares being registered under the Amendment will not be sold until the Reorganization is consummated.

Response. The Trust confirms that the shares being registered under the Amendment will not be sold until the Reorganization is consummated.

2.	Comment. Please confirm that the Trust will file an N-14 proxy statement in connection with the Reorganization.

Response. The Trust confirms that the N-14 in connection with the Reorganization was filed on November 22, 2022 (SEC Accession No. 0001398344-22-022506).

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Alison White, Esq.

December 28, 2022

Comments on the Prospectus

3.	Comment. With respect to the Fund’s fee table, given that the Fund will be seeded with assets of an existing fund, please advise why expenses are estimated.

Response. Footnote 1 to the Fund’s fee table has been deleted in response to this Comment.

4.	Comment. Given that the Predecessor Fund had a portfolio turnover rate of over 100% during its most recent fiscal year, please consider including a discussion of active trading risk in the Fund’s strategy and risk disclosure.

Response. The Trust does not expect active trading risk to be a principal risk of the Fund because the Fund expects to engage with Authorized Participants primarily through in-kind transactions. Accordingly, no disclosure has been added in response to this Comment.

5.	Comment. Given that the Predecessor Fund allocated 30% of its assets to industrials, as indicated in its second quarter factsheet, please consider whether specific strategy and risk disclosure are required.

Response. The Adviser has confirmed that investing in industrials is not a principal investment strategy of the Fund. Rather, the Fund may focus its investment in industrials (or any market segment) from time to time based on prevailing market conditions, macroeconomic consideration, or other reasons. Accordingly, no disclosure has been added in response to this Comment.

6.	Comment. In the Fund’s “Principal Investment Strategies” section:

a.	The Staff notes that the second paragraph provides, “The Fund’s investments may occasionally include derivative instruments and short positions.” Please consider relocating this disclosure if such investments do not represent principal investment strategies of the Fund. In the alternative, please revise this disclosure to clarify that derivative instruments and short positions are principal investment strategies of the Fund, and please indicate when, how and why the Fund will use them.

Response. The Adviser confirms that derivatives and short sales are principal investment strategies of the Fund. The disclosure referenced by the Staff is intended to reflect that, while derivatives and short sales are principal investment strategies, the Fund typically will utilize derivatives and short sales less frequently than other principal investment strategies. The Trust has included additional disclosure regarding the Fund’s use of derivatives and short sales in response to this Comment.

b.	Please define EBITDA, EPS and other acronyms at the first use thereof.

Alison White, Esq.

December 28, 2022

Response. The requested changes have been made.

c.	With respect to the discussion of free cash flow, please clarify that the statement regarding the potential for manipulation reflects the Adviser’s viewpoint.

Response. The requested change has been made.

d.	With respect to the discussion of valuation, please provide examples of broadly accepted and recognized financial measures.

Response. The requested change has been made.

e.	With respect to the discussion of risk-reward criteria, please describe the meaning in plain English of “3:1 return-to-risk requirement” and “multiple expansion.”

Response. The requested change has been made.

7.	Comment. Please confirm that any expenses associated with short sales will be reflected in the fee table, as appropriate.

Response. The Trust confirms that short sale expenses are not required to be reflected in the fee table in accordance with the requirements of Form N-1A.

8.	Comment. In the “Performance Information” section:

a.	Please disclose, if true, that the Predecessor Fund’s objectives, policies, guidelines and restrictions are in all material respects equivalent to the Fund’s. If they are not, please discuss any differences in the Fund’s objectives, policies, guidelines and restrictions.

Response. The requested changes have been made.

b.	Please disclose that if the Predecessor Fund had operated as an ETF, its performance may have differed.

Response. The requested change has been made.

Comment on the SAI

9.	Comment. The section “Acceptance of Orders of Creation Units” includes disclosure that indicates that the Fund “reserves the absolute right to reject an order for Creation Units” if, among other things:

(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; . . . (f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners;

Alison White, Esq.

December 28, 2022

Please remove the word “absolute” and provisions (d) and (f), or explain the legal basis for including them.

Response. The Trust has deleted the word “absolute” in response to this Comment, but respectfully submits that the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in provisions (d) and (f) is consistent with the 1940 Act and SEC guidance. In adopting Rule 6c-11 and despite having the opportunity to do so, the SEC did not condition the relief on eliminating the discretionary right of rejection of individual creation orders. In the Rule 6c-11 Proposing Release, the SEC discusses the extent to which an ETF may directly or indirectly suspend creations and redemptions and the effect that such a suspension would have on the arbitrage mechanism for the Fund. See Exchange-Traded Funds, 83 Fed. Reg. 37332, 37439 (July 31, 2018) (“Rule 6c-11 Proposing Release”). In this context, “suspension” is referring not to the rejection of individual orders, but instead to an across-the-board rejection of creation orders. The SEC states that an ETF may generally suspend the issuance of creation units “only for a limited time and only due to extraordinary circumstances” because “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism[.]” Id. See also Exchange-Traded Funds, 84 Fed. Reg. 57162, 57177 (Oct. 24, 2019) (“Rule 6c-11 Adopting Release”). The SEC also states that an ETF may only “suspend the redemption of creation units only in accordance with section 22(e) of the [1940] Act[.] Rule 6c-11 Proposing Release at 37439. See also Rule 6c-11 Adopting Release at 57178.

The Trust notes that rejecting individual creation orders does not implicate Section 22(e) of the 1940 Act as that provision only relates the right of redemption, not purchase orders. See, e.g., Investment Company Swing Pricing, 81 Fed. Reg. 82084, 82128 (Nov. 18, 2016) (“[W]e note that unlike redemptions, funds may reserve the right to decline purchase requests”); Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holding, 69 Fed. Reg. 22299, 22302 (Apr. 23, 2004) (“[A] fund may reserve the right to reject a purchase or exchange request for any reason, provided that it discloses this policy in its prospectus.”). The referenced disclosure, combined with other disclosure in the Fund’s registration statement, alerts prospective investors of the right of the Trust to reject creation orders consistent with this principle. Importantly, the referenced disclosure does not give the Trust the power to suspend creation orders indefinitely in a manner that would lead to significant deviations between what investors pay in the secondary market and the Fund’s approximate net asset value. See Rule 6c-11 Adopting Release at 57178.

Comment on the Part C

10.	Comment. The Staff was unable to locate the Trust’s Agreement and Declaration of Trust at Item 28 Exhibit (a)(1). Please advise, and if it is not on file, please file the Agreement and Declaration of Trust on EDGAR.

Alison White, Esq.

December 28, 2022

Response. The Trust notes that the Agreement and Declaration of Trust is filed in the Trust’s post-effective amendment no. 28 under the 1933 Act and amendment no. 29 under the 1940 Act currently linked as Exhibit (a)(1). For ease of reference, the Trust has re-filed the Declaration of Trust in its standalone form.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Sincerely,

/s/ David W. Freese
David W. Freese